FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer GRANDVIEW GOLD INC. (formerly Consolidated Grandview Inc.) (the “Issuer”) Suite 400-56 Temperance Street Toronto, ON M5H 3V5, CANADA

Item 2.	Date of Material Change August 31, 2005

Item 3.	News Release The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.

Summary of Material Change

GRANDVIEW GOLD INC. closed a private placement of 899,104 units (the “Units”) at a price of $1.25 per Unit, plus 1,200,000 flow-through shares (the “Flow-through Shares”) at a price of $1.25 per Flow-through Share (collectively, the “Securities”), for aggregate proceeds of $2,623,880 to the Company. Haywood Securities Inc. lead the syndicate, which included Coniston Investment Corp. (collectively the “Agents”).

Each Unit consists of one Common Share of the Company (each a "Common Share") plus one-half of a common share purchase warrant (each a "Warrant"). Each whole Warrant is exercisable to acquire one Common Share at an exercise price of $1.75 (the "Exercise Price") until August 31, 2006. The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totalling 8% of the gross proceeds raised from the private placement and will issue compensation options to purchase Units equal to 10% of the number of Securities sold.

Item 5.	Full Description of Material Change See News Release dated August 31, 2005.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 N/A

Item 7.	Omitted Information N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 1st day of September 2005.

Grandview Gold Inc. "Raymond Pecoskie" Raymond Pecoskie, Chief Executive Officer